UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4 )*

Aspen Group, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

04530L104
(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)

[ x ]	Rule 13d-1(c)

[ ]	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	04530L104	Page 2 of 4

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		LEON G. COOPERMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		United States
NUMBER OF SHARES	5	SOLE VOTING POWER	12,000,000
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	-0-
EACH REPORTING	7	SOLE DISPOSITIVE POWER	12,000,000
PERSON WITH:	8	SHARED DISPOSITIVE POWER	-0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		12,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		9.3%
12	TYPE OF REPORTING PERSON		IN

CUSIP No.	038923108	Page 3 of 4

ITEM 1.	(a) Name of Issuer: Aspen Group, Inc.
(b) Address of Issuer’s Principal Executive Offices: 720 South Colorado Boulevard, Suite 1150N, Denver, CO 80246.

ITEM 2.	(a) Name of Person Filing: Leon G. Cooperman
(b) Address of Principal Business Office or, if none, Residence 11431 W. Palmetto Park Road, Boca Raton, FL 33428
(c) Citizenship: United States of America
(d) Title of Class of Securities: Common Stock
(e) CUSIP Number: 04530L 104

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

Item 4.	Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a) (b) Amount beneficially owned and Percent of Class:

Mr. Cooperman owns 12,000,000 Shares, which constitutes approximately 9.3 % of the total number of Shares outstanding.

(c) Number of shares as to which such person has:

(i)
Sole power to vote or to direct the vote

12,000,000
(ii)
Shared power to vote or to direct the vote

-0-
(iii)
Sole power to dispose or to direct the disposition of

12,000,000
(iv)
Shared power to dispose or to direct the disposition of

-0-

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not Applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

ITEM 10.	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 4, 2016

LEON G. COOPERMAN

By: /s/ ALAN M. STARK

Alan M. Stark

Attorney-in-Fact

Duly authorized under POA effective as of March 1, 2013 and filed on May 20, 2013.